

January 15, 2014

Via E-mail
Jeffery M. Lamberson
Chief Executive Officer
Halex Energy Corp.
9190 Double Diamond Parkway
Reno, Nevada 89521

> **Re:** **Halex Energy Corp.**
> **Amendment No. 4 Registration Statement on Form S-1**
> **Filed December 20, 2013**
> **File No. 333-185956**

Dear Mr. Lamberson:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Terms of Distributor and License Agreements, page 22

Sales, Installation, Service & Support, page 22

1. We note your response to comment 3 in our letter dated November 21, 2013 and your amended disclosure. We reissue this comment. Please revise your disclosure to provide a brief description of the existing regulatory scheme that is applicable to your company. In this regard, we note your disclosure in this section that your "products and business plan will likely be subject to the same environmental laws and regulations applicable to the utility industry as would apply to existing green energy power generating technologies." Please discuss the nature of these existing laws and regulations as they apply to your company. Refer to Item 101(h)(4)(ix) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Daniel Porco, Law Clerk, at (202) 551-3477 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

Cc: Andrew Grundman